July 13, 2011

Via Edgar Transmission and Via FedEx

Mr. Daniel Gordon
Mr. Wilson K. Lee
Duc Dang, Esq.
Adam Turk, Esq.

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20509

Re:	Grubb & Ellis Company (the “Company”)
Form 10-K for the year ended December 31, 2010 (“Form 10-K”);
Filed on 3/31/2011
File No. 001-08122

Ladies and Gentlemen:

This letter is being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated June 28, 2011. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Form 10-K. For your convenience, we have reproduced the Staff’s comments in full below, and each of the Staff’s comments is followed by the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2010

Item 6 – Selected Financial Data

Non-GAAP Financial Measures, pages 34-35

1. We note you reconcile EBITDA to net loss attributable to Grubb & Ellis Company. Please note that EBITDA should be reconciled to net income/loss pursuant to Question 103.02 of the Compliance and Disclosure Interpretations on the use of Non-GAAP financial measures, which can be found at the following location http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please revise accordingly in future filings.

In future filings, we will reconcile EBITDA to net income/loss pursuant to Question 103.02 of the Compliance and Disclosure Interpretations on the use of Non-GAAP financial measures.

Mr. Daniel Gordon
Mr. Wilson K. Lee
Duc Dang, Esq.
Adam Turk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
July 12, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 52

2. We note that on March 21, 2011, the company announced that it had determined not to declare the March 31, 2011 quarterly dividend to holders of 12% cumulative preferred stock. To the extent that you continue to have unpaid preferred dividends, in future Exchange Act periodic reports, please explain in more detail the material consequences to your results of operations or liquidity, if any.

In future filings, to the extent that we continue to have unpaid preferred dividends, we will explain in more detail the material consequences to our results of operations or liquidity in the “Liquidity and Capital Resources” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, similar to that disclosure currently disclosed in the footnotes to the financial statements:

“If we fail to pay the quarterly Preferred Stock dividend in full for two consecutive quarters, the dividend rate will automatically be increased by 0.50% of the initial liquidation preference per share per quarter (up to a maximum amount of increase of 2% of the initial liquidation preference per share) until cumulative dividends have been paid in full. In addition, subject to certain limitations, in the event the dividends on the Preferred Stock are in arrears for six or more quarters, whether or not consecutive, holders representing a majority of the shares of Preferred Stock voting together as a class with holders of any other class or series of preferred stock upon which like voting rights have been conferred and are exercisable will be entitled to nominate and vote for the election of two additional directors to serve on the board of directors until all unpaid dividends with respect to the Preferred Stock and any other class or series of preferred stock upon which like voting rights have been conferred or are exercisable have been paid or declared and a sum sufficient for payment has been set aside therefore.”

Current Sources of Capital and Liquidity, page 53

3. We note the roughly $34 million in payments due in 2011, the $18 million loan facility, and your operating losses for fiscal year 2010 and the first quarter ended March 31, 2011. In future Exchange Act reports, to the extent that you anticipate having to sell securities or assets to satisfy your liquidity requirements, please elaborate on such situation and provide more details regarding your anticipated cash uses for the next fiscal year to include interest payments, dividend payments, if any, and capital expenditures, in addition to anticipated debt maturities.

Mr. Daniel Gordon
Mr. Wilson K. Lee
Duc Dang, Esq.
Adam Turk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
July 12, 2011

In future filings, to the extent that we anticipate having to sell securities or assets to satisfy our liquidity requirements, we will elaborate on such situation and provide more details regarding our anticipated cash uses for the next fiscal year to include interest payments, dividend payments, if any, and capital expenditures, in addition to anticipated debt maturities.

Compensation During Term of Employment, page 131

4. We note that your compensation reflects consideration of an external comparison to available market data. Please clarify if your compensation determinations are based on your review of a peer group of companies. If so, clarify whether you benchmark your compensation to such peer group. Provide similar disclosure in future filings, as applicable.

Please be advised that as part of its compensation analysis for executive officers, the Compensation Committee and the Board typically review, as part of their analysis, compensation paid to its peer group and similarly situated companies, although it does not necessarily benchmark its compensation in such fashion. Please be advised that the Company will provide appropriate disclosure in this regard in future filings, as applicable.

Financial Statements and Notes

Note 21 – Commitments and Contingencies

Claims and Lawsuits, pages 100-101

5. We note that you are involved in various legal proceedings. If there is at least a reasonable possibility that a loss may be incurred as a result of these proceedings, please disclose an estimate or range of possible loss or include a statement that such an estimate cannot be made. Reference is made to paragraph 450-20-50-4 of the Financial Accounting Standards Codification. In addition, for any contingencies where you are unable to estimate a range of reasonably possible losses, please explain the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. For cases that have been outstanding for several years we would expect that at some point you would be able to come up with a range of possible loss.

We routinely assess the likelihood of any adverse judgments or outcomes related to legal matters, as well as ranges of probable losses. We form our assessment by discussing legal

Mr. Daniel Gordon
Mr. Wilson K. Lee
Duc Dang, Esq.
Adam Turk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
July 12, 2011

matters with internal and external legal counsel. In addition, we may engage third-party valuation and appraisal, construction, insurance and other experts to assist in our evaluation of potential loss related to these matters. A determination of the range of possible loss and the amount of the reserves required, if any, for these contingencies is made after analysis of each known issue and an analysis of historical experience.

Most of our current significant legal proceedings relate to the investment management offerings of our Daymark affiliate, in particular its tenant-in-common programs. Due to our limited history with cases of this nature, it is difficult to predict the ultimate disposition of these lawsuits and our ultimate liability with respect to such claims and lawsuits. In many instances, the damages being sought are unspecified and to be determined at trial. It is also difficult to predict the cost of defending these matters and to what extent claims will be covered by our existing insurance policies.

In most of these cases where we are unable to determine a possible range of loss, we disclose the amount of the original investment made by the claimants and state that we are unable to predict the likelihood of an unfavorable or adverse award or outcome. In future filings, we will disclose an estimate or range of reasonably possible loss or include a statement that such an estimate cannot be made.

Form 10-Q for the period ended March 31, 2011

Results of Operations, page 30

6. On page 30 you indicate that management services revenues decreased primarily due to reduced reimbursable revenue. In this subsection you compared area managed from the first quarter with the fourth quarter. In future Exchange Act reports, please quantify how reimbursable revenues, or other applicable revenue components, affected the change in segment revenues and also compare area managed of the reporting period with the corresponding prior period.

As disclosed on pages 30 and 31, we indicated that reimbursable revenues were the primary component affecting the change in Management Services revenues. In future filings, we will quantify how reimbursable revenues, or other applicable revenue components, affected the change in segment revenues and also compare area managed of the reporting period with the corresponding prior period.

Mr. Daniel Gordon
Mr. Wilson K. Lee
Duc Dang, Esq.
Adam Turk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
July 12, 2011

7. We note that the transaction services compensation costs increased at a greater rate than the revenues for that same segment. To the extent applicable in future Exchange Act reports, please discuss the reasons and/or trends associated with disproportionate changes in your revenue and expenses.

In future filings, we will discuss the reasons and/or trends associated with disproportionate changes in our revenues and expenses to the extent applicable.

Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at 212-223-6700.

Very truly yours,

/s/ Clifford A. Brandeis
Clifford A. Brandeis

CAB/ck

CERTIFICATE OF CHIEF FINANCIAL OFFICER
OF GRUBB & ELLIS COMPANY

The undersigned, Michael J. Rispoli, Chief Financial Officer and Executive Vice President of Grubb & Ellis Company (the “Company”), in response to the letter of comment dated June 28, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the United States Securities and Exchange Commission hereby acknowledges, on behalf of the Company, that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such the Company’s filings; and

(iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, this acknowledgement has been executed as of the 13th day of July, 2011.

GRUBB & ELLIS COMPANY

By: /s/ Michael J. Rispoli
Michael J. Rispoli
Chief Financial Officer and
Executive Vice President